Exhibit 2

Westpac Banking Corporation ABN 33 007 457 141

Group Secretariat
Level 25, 60 Martin Place
Sydney NSW 2000 Australia
Telephone: (02) 9216 0390
Facsimile: (02) 9226 6288
mmarchhart@westpac.com.au

6 May 2004

Company Announcements Platform

Australian Stock Exchange Limited

20 Bridge Street

SYDNEY   NSW   2000

Dear Sir/Madam

Westpac Banking Corporation

2004 Interim Ordinary Dividend – Payment Date and Record Date

The Board of Westpac Banking Corporation has determined to pay an interim ordinary dividend for the year ended 30 September 2004 of 42 cents per fully paid ordinary share in Australian currency on 2 July 2004.

This dividend will be a dividend franked to the extent of 100%.

The dividend will be paid to all Westpac Banking Corporation shareholders who are registered on the share register as at the record date of 5.00 pm on 10 June 2004 (5.00 pm on 9 June 2004 in New York).

Yours sincerely

Michelle Marchhart

Head of Group Secretariat

www.westpac.com.au